Exhibit 99.2

FORM OF PROXY CARD

SodaStream

International Ltd.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

For use by shareholders of record of SodaStream International Ltd. at the Annual General Meeting of the Shareholders to be held on December 22, 2015, at 5:00 p.m., Israel time, at the offices of the Company at Gilboa Street, Airport City, Ben Gurion Airport, Israel or at any adjournment or postponement thereof.

Address Change/Comments: ____________________________________________

(Please use BLOCK CAPITALS)

I ____________________________________________ ,

being a shareholder of SodaStream International Ltd. (the “Company”), hereby appoint Daniel Erdreich, the Company’s Chief Financial Officer, and Dotan Bar-Natan, the Company’s Head of Legal Department, or any one of them, or any substitute appointed by any one of them, as my proxy to vote for me and on my behalf at the Annual General Meeting of the Shareholders of the Company to be held on December 22, 2015 (the “Meeting”) at the Company’s offices at the aforementioned address and at any adjournment or postponement thereof. By my signature, I hereby revoke any and all proxies previously given.

By signing and returning this proxy card with respect to each of Proposals 3 and 4, the undersigned hereby confirms (whether voting "FOR" or "AGAINST" such proposal) that he, she or it has no “personal interest” (as defined under the Israeli Companies Law, 5759-1999 (the “Companies Law”)) with respect to the subject matter of such proposal and is not a “controlling shareholder” (as defined under the Companies Law) of the Company.

If you have a personal interest or believe that you possess a personal interest in Proposal 3 or 4 or believe that you are a controlling shareholder and wish to vote “FOR” or “AGAINST” such proposal, you should not fill out your vote for such proposal in this proxy card, and should instead contact our Head of Legal Department, Mr. Dotan Bar-Natan, at Tel.: +972-3-976-2309, who will advise you as to how to submit your vote, or, if you hold your shares in “street name” please instruct the representative managing your account to contact the Company's Head of Legal Department on your behalf.

This proxy, when properly executed, will be voted in the manner directed by the undersigned shareholder. If no direction is made with respect to a proposal, the proxy will be voted “FOR” each such proposal. Should any other matter requiring a vote of the shareholders arise, the proxy holders are authorized to vote in accordance with their best judgment. Any and all proxies given by the undersigned prior to this proxy are hereby revoked.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" EACH PROPOSAL LISTED BELOW.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING

OF SHAREHOLDERS OF

SodaStream International Ltd.

December 22, 2015

If you have a “personal interest” or believe that you possess a “personal interest” in Proposal 3 or 4 or believe that you are a “controlling shareholder” of the Company and wish to vote “FOR” or “AGAINST” such proposal, you should not fill out your vote for such proposal in this proxy card and should follow the instructions on the front side of the proxy card.

I direct that my vote(s) be cast on each resolution as indicated in the appropriate space.

		FOR	AGAINST	ABSTAIN
1.	TO REELECT Mr. Stanley Stern as a Class II director of SodaStream International Ltd. to hold office until the annual general meeting of shareholders to be held in 2018.	☐	☐	☐

2.	TO APPROVE a grant of options to Mr. Stanley Stern, a non-employee director of the Company.	☐	☐	☐

3.	TO APPROVE a grant of options to Mr. Daniel Birnbaum, the chief executive officer of the Company, and a related amendment to the Company’s compensation policy for its office holders.	☐	☐	☐

4.	TO APPROVE a grant of options and a cash bonus to Mr. Daniel Birnbaum, the chief executive officer of the Company, in the event of a strategic investment, and a related amendment to the Company’s compensation policy for its office holders.	☐	☐	☐

5.	TO APPROVE an amendment to the Company’s 2010 Employee Share Option Plan to increase the aggregate number of ordinary shares authorized for issuance thereunder by 580,000 ordinary shares.	☐	☐	☐

6.	TO APPROVE AND RATIFY the reappointment of Somekh Chaikin, an independent registered accounting firm and a member firm of KPMG International, as the Company’s independent auditor for the year ending December 31, 2015 and until the next annual general meeting of shareholders, and to authorize the board of directors, upon recommendation of the audit committee, to determine their annual compensation.	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Notice and Proxy Statement of the Company relating to the Meeting.

On the receipt of this form duly signed but without any specific direction on a particular matter, my/our proxy will vote or abstain at his/her discretion.

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

Dated: _________________ Name: _______________________ Signature: ______________________

Dated: _________________ Name: _______________________ Signature: ______________________

To be valid, this form of proxy must be received at the Company’s offices at Gilboa Street, Airport City, Ben Gurion Airport, Israel not later than the time set for the Meeting (or an adjourned meeting, if such shall take place), and a failure to so deliver shall render the appointment invalid. You may fax this proxy to the Company at +972-3-973-6667 (Attn: Dotan Bar-Natan), scan and email it to dotanb@sodastream.com or send it to the Company’s offices at Gilboa Street, Airport City, Ben Gurion Airport, 7010000 Israel.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐

1.	Any alterations to this form must be initialed.
2.	Completion and return of this form of Proxy will not prevent a shareholder from attending and voting in person at the Meeting.
3.	The complete form of the proposed resolutions and any ancillary documents may be viewed at the offices of the Company at its above mentioned address on Sunday – Thursday between the hours 9:00 a.m. – 1:00 p.m., upon prior coordination with Dotan Bar-Natan at +972-3-976-2309.